Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

CONTINUING CONNECTED TRANSACTIONS

ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT

LOAN FACILITY FRAMEWORK AGREEMENT

The Board announces that, on December 4, 2023, the Company and Kingsoft Corporation entered into the Loan Facility Framework Agreement, pursuant to which Kingsoft Corporation agreed to provide the Loan Facility of up to RMB1.5 billion to the Company during the period commencing from December 5, 2023 and ending at December 31, 2025.

LISTING RULES IMPLICATIONS

As at the date of this announcement, Kingsoft Corporation directly held as to 37.40% of the Company, thus is a connected person of the Company. Accordingly, the entering into of Loan Facility Framework Agreement and the transaction(s) contemplated thereunder constituted continuing connected transaction(s) for the purpose of Chapter 14A of the listing Rules.

Pursuant to the Loan Facility Framework Agreement, the Group will not be required to provide any security for the first drawdown made pursuant to the Unsecured Loan Facility, as long as the applicable conditions are met. As the transaction(s) contemplated thereunder will be conducted on normal commercial terms or better, it will constitute continuing connected transaction(s) but is fully exempted under Rule 14A.90 of the Listing Rules, including the requirement to set annual caps.

As one or more of the applicable percentage ratios in respect of the annual caps of the Secured Loan Facility (to be effected through the Fixed Asset Charge Arrangements) under the Loan Facility Framework Agreement are higher than 5%, the transactions in relation to the Secured Loan Facility constitute continuing connected transactions of the Company and therefore are subject to the reporting, annual review, announcement and Independent Shareholder’s approval requirements under Chapter 14A of the Listing Rules.

I.	ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT

The Board announces that, on December 4, 2023, the Company and Kingsoft Corporation entered into the Loan Facility Framework Agreement, pursuant to which Kingsoft Corporation agreed to provide the Loan Facility of up to RMB1.5 billion to the Company during the period commencing from December 5, 2023 and ending at December 31, 2025 (the “Facility Period”).

The summary of the principal terms of the Loan Facility Framework Agreement are as follows:

Date	:	December 4, 2023

Parties	:	(I) the Company; and

(II) Kingsoft Corporation

Total amount and drawdown of Loan Facility	:

In the principal amount of up to RMB1.5 billion.

Upon fulfillment of the underlying conditions for drawdown in accordance with the terms of the Loan Facility Framework Agreement, the Company (or any of its designated subsidiaries acting as a borrower) (the “Borrower”) may apply for drawdown by serving a written notice upon Kingsoft Corporation (or any of its designated subsidiaries acting as a lender) (the “Lender”) within ten (10) working days prior to the relevant drawdown date. Subject to the terms of the Loan Facility Framework Agreement, the Lender and the Borrower shall separately enter into specific loan agreement(s) and the corresponding security document(s) (if and when involved) for the relevant drawdown(s).

Purpose of Loan Facility	:	Unless otherwise consented by the Lender in writing in prior, the Loan Facility shall be used for capital expenditure on equipment procurement as stipulated in the Loan Facility Framework Agreement, or for repayment of outstanding principal amount under the Loan Facility.

Term of Loan Facility	:	(I) other than a drawdown to be made pursuant to the Unsecured Loan Facility (as detailed below), which shall then bear a repayment term of not more than ten (10) months as one of the conditions, each individual qualified loan made pursuant to the Loan Facility Framework Agreement shall bear a repayment term of not more than 18 months since the date of relevant drawdown; and (II) in any event, all outstanding drawdown amount together with any interests accrued thereon shall be fully repaid by the Borrower by December 31, 2025 (the “Final Maturity Date”).

Conditions precedent for drawdown	:	Under the Loan Facility Framework Agreement, each drawdown shall be subject to the fulfillment of the following conditions:

(I)	the representation and warranties made by the Borrower being true, complete, accurate and not misleading;

(II)	the Borrower having served written loan notice upon the Lender within ten (10) working days prior to the relevant drawdown date during the Facility Period;

(III)	the Borrower having entered into and duly performed its obligations under the Loan Facility Framework Agreement and the relevant corporate guarantee, and no occurrence of any continuous event of default or events leading to accelerated repayment;

(IV)	in respect of each applicable drawdown, the relevant member(s) of Group and the relevant member(s) of the Kingsoft Group having entered into the relevant specific loan agreement and charge over assets (if and when involved) and the delivery thereof;

(V)	parties having obtained all applicable approvals or complied with disclosure procedures as required by applicable stock exchange listing rules (if any);

(VI)	having complied with the applicable requirements of the Listing Rule by the Parties; and

(VII)	no occurrence of events having material adverse impact on the Borrower on or before the provision of the Loan Facility.

Security for the Loan Facility	:	Subsidiary guarantee

With respect to the relevant Loan Facility under the Loan Facility Framework Agreement and the relevant specific loan agreement, (i) in the event that the Borrower is a subsidiary of the Company in the PRC, all the subsidiaries of the Company in the PRC (other than such Borrower) shall provide corporate guarantee, on a joint and several basis, for the due performance of such Borrower’s obligations under the relevant specific loan agreement in accordance with the terms of the relevant corporate guarantee to be entered into by the relevant subsidiaries of the Company in the PRC; and (ii) in the event that the Borrower is an offshore subsidiary of the Company, all the offshore subsidiaries of the Company (other than such Borrower) shall provide corporate guarantee, on a joint and several basis, for the due performance of such Borrower’s obligations under the relevant specific loan agreement in accordance with the terms of the relevant corporate guarantee to be entered into by the relevant offshore subsidiaries of the Company. Further, the Company shall undertake to Kingsoft Corporation that it will deploy resources in a manner permitted under the applicable laws and regulations to procure the repayment of all outstanding Loan Facility under the Loan Facility Framework Agreement in full.

Unsecured Loan Facility

Parties agreed that, with respect to the first drawdown of the Loan Facility pursuant to the Loan Facility Framework Agreement, no charge over fixed assets on the part of the Borrower is required, on condition that such first drawdown shall:

(1)	amount up to RMB500 million;

(2)	be made on or before January 31, 2024; and

(3)	have a repayment term of not more than ten (10) months.

Secured Loan Facility

In the event that any drawdown to be made under the Loan Facility does not satisfy the above conditions as Unsecured Loan Facility, the Group shall create charge over its fixed assets as specified in the Agreement in favour of Kingsoft Corporation for such relevant drawdown in the below manner:

(i)	for any accrued drawdown amount (including such next immediate drawdown amount) within RMB500 million, the Group shall execute the relevant charge over its fixed assets in favour of the Kingsoft Corporation and complete the registration of such charge (if required) before February 29, 2024, and the value of such charged fixed assets shall not be less than 120% of such then next immediate drawdown amount; or

(ii)	for any accrued drawdown amount (including such next immediate drawdown amount) exceeding RMB500 million, the Group shall execute the relevant charge over its fixed assets in favour of the Kingsoft Corporation and complete the registration of such charge (if required) before such next immediate drawdown, and the value of such charged fixed assets shall not be less than 120% of the then next immediate drawdown amount.

In the event that the value of any charged fixed asset is significantly impaired due to market conditions, depreciation or other reasons, the Borrower shall provide further satisfactory collateral in accordance with the terms of the Loan Facility Framework Agreement and the relevant charge over fixed assets.

Release of Charged Fixed Assets

Upon repayment of any portion of the Loan Facility, the Borrower may apply to the Lender to release the corresponding charged fixed assets under the Fixed Asset Charge Arrangements (as defined below). However, the parties also agreed that, in any event:

(1)	before all outstanding loan amount under the Unsecured Loan Facility are fully repaid, the value of the fixed assets so remain charged should not be less than: (then aggregate outstanding drawdown amount – outstanding drawdown amount under the Unsecured Loan Facility) x 120%; and

(2)	after all outstanding drawdown amount under the Unsecured Loan Facility are fully repaid, the value of the fixed assets so remain charged should not be less than: then aggregate outstanding drawdown amount x 120%.

For the avoidance of doubt and sake of due compliance with Listing Rules by the Company, the charge of fixed asset arrangements mentioned above on the part of the Borrower (the “Fixed Asset Charge Arrangements”) and any reference thereto under the Loan Facility Framework Agreement are subject to the obtaining by the Company of all applicable approvals and discharge of disclosure obligations as required by the Listing Rules. For details, see the paragraph headed “VI. SHAREHOLDERS’ APPROVAL AND OTHER GENERAL MATTERS” below in this announcement.

As agreed by the parties, in the event that the Company fails to acquire the relevant shareholders’ approvals for the said Fixed Asset Charge Arrangements on or before February 29, 2024, the Lender will be entitled to deducting the amount initially available for drawdown in association with the Fixed Asset Charge Arrangements under the Loan Facility.

Interest rate	:	Under the Loan Facility Framework Agreement, subject to

the terms of the specific loan agreement, interest shall accrue on the principal amount of the relevant Loan Facility from the drawdown date, being the date of the relevant drawdown amount remitted to the Borrower in accordance with the terms of the specific loan agreement, at the following rates:

(1)	The interest rate for a loan of less than one year shall be a fixed lending rate of 3.75% per annum.

(2)	The interest rate for a loan of more than one year shall be the higher of: (i) the Loan Prime Rate (LPR) for loans of more than one year (inclusive) and less than five years (if any) published by the People’s Bank of China (PBOC) applicable on the date of drawdown plus 60 basis points (1 basis point = 0.01%) and (ii) a fixed lending rate of 4.05% per annum.

The interest shall be accrued daily based on a 360-day year commencing from the relevant drawdown date, and shall be paid on a quarterly basis.

The interest rate arrangement was agreed upon between the Company and Kingsoft Corporation with reference to the commercial practice and the LPR published by PBOC from time to time, after arm’s-length negotiations taking into account of the Group’s financing costs.

Repayment	:	Subject to the terms of the Loan Facility Framework

Agreement, the Borrower shall repay the outstanding drawdown amount under the relevant specific loan agreement together with the interest accrued thereon in full on the maturity date as provided in the specific loan agreement, and in any event, the Borrower shall repay all outstanding drawdown amount together with interest accrued thereon under the Loan Facility Framework Agreement on the Final Maturity Date.

The bank account for operating receivables of the Borrower shall be functioned as the designated account under supervision, maintaining a fund balance not less than the total amount of interest accrued on the drawdown made by the Borrower. The Lender shall oversee the Borrower’s operating receivables in such account to ensure the Borrower’s business operates soundly and possesses ample debt repayment capability. Detailed matters pertaining to the designated account under supervision by the Lender shall be subject to separate account supervision agreement to be entered into between the Lender and Borrower.

For the avoidance of doubt, such supervision arrangement is not a form of guarantee prescribed by the relevant PRC laws, but a contractual relationship subsisted between the Borrower and the Lender throughout the Facility Period.

II.	PROPOSED ANNUAL CAPS AND LISTING RULES IMPLICATIONS

As at the date of this announcement, Kingsoft Corporation directly held as to 37.40% of the Company, thus is a connected person of the Company. Accordingly, the entering into of Loan Facility Framework Agreement and the transaction(s) contemplated thereunder constitutes continuing connected transactions for the purpose of Chapter 14A of the listing Rules.

There was no historical transaction in relation to the provision of any loan facility between the Company and Kingsoft Corporation which was secured by the assets of the Group.

Fully exempt continuing connected transaction(s) – Unsecured Loan Facility

Pursuant to the Loan Facility Framework Agreement, the Group will not be required to provide any security for the drawdown made pursuant to the Unsecured Loan Facility, as long as the applicable conditions are met. For details, see the relevant descriptions in the paragraph headed “I. ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT” above in this announcement. As the transaction(s) contemplated thereunder will be conducted on normal commercial terms or better, it will constitute continuing connected transaction(s) but is fully exempted under Rule 14A.90 of the Listing Rules, including the requirement to set annual caps.

Non-exempt continuing connected transaction(s) – Secured Loan Facility

The proposed applicable annual cap in respect of the Loan Facility will be the maximum amount available for drawdown under the Loan Facility which, for each financial year of 2024 and 2025, shall not exceed RMB1.5 billion.

In any event, for Listing Rules compliance purposes, no drawdown under the Secured Loan Facility shall be made unless and until the Company has, among other obligations prescribed by the Listing Rules, obtained relevant approvals from the Shareholders.

The proposed annual caps were determined after considering, among other things, the needs for sufficient working capital due to increase in demand for computing power equipment procurement as a result of the expansion of business of the Group.

As one or more of the applicable percentage ratios in respect of the annual caps of the Secured Loan Facility (to be effected through the Fixed Asset Charge Arrangements) under the Loan Facility Framework Agreement are higher than 5%, the transactions in relation to the Secured Loan Facility constitute continuing connected transactions of the Company and therefore are subject to the reporting, annual review, announcement and Independent Shareholder’s approval requirements under Chapter 14A of the Listing Rules.

III.	REASONS FOR AND BENEFITS OF ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT

The terms of the Loan Facility Framework Agreement, including the applicable interest rate, are entered into after arm’s length negotiations between the parties and taking into account, among others, the prevailing market interest rates and practices. Besides, entering into the Loan Facility Framework Agreement enables the Group to secure scalable, stable and reliable funding support to meet its business expansion needs.

The Group has been experiencing rapid growth in AI business, which provides healthy recurring revenue and profit. As the Group continues to see strong and highly visible market opportunities and revenue upside with committed client order backlog in the space, this Loan Facility of RMB1.5 billion empowers the Group with additional financial resources to continue to grow the business supporting 2024 revenue through computing power equipment procurement and R&D. Additionally, the Group expects that the Loan Facility will strengthen its cash position without equity dilution to existing Shareholders, diversify its funding channels, as well as optimize the Group’s capital structure which is expected to lower its weighted average cost of capital.

The Directors (including the independent non-executive Directors) are of the view that the transactions under the Loan Facility Framework Agreement are on normal commercial terms, and the terms of the Loan Facility Framework Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Lei Jun and Mr. Zou Tao are considered to have material interests by virtue of their respective employment relationship and senior management positions held in Kingsoft Corporation Group. Accordingly, both Mr. Lei Jun and Mr. Zou Tao have abstained from voting on the Board resolutions to approve the Loan Facility Framework Agreement and relevant annual caps.

IV.	INTERNAL CONTROL MEASURES

In order to ensure the terms of the relevant specific loan agreement are on normal commercial terms and fair and reasonable to the Company and Shareholders and are no less favourable to the Group than terms offered available to or from independent third parties (as defined under the Listing Rules), the Company has formulated the following internal control policies and adopted the following internal control measures:

(I)	with regard to any amount drawn down under the Secured Loan Facility, the Company expects that, in all times, the corresponding total value of its fixed assets remain charged pursuant thereto shall not exceed 120% of the then aggregate outstanding drawdown amount, and the Company will adopt a proactive and dynamical approach in monitoring any drawdown amount repaid thereunder and apply to the Lender to release the corresponding charged fixed assets thereto on a timely basis;

(II)	the designated staff of the finance department of the Company will closely monitor the outstanding loan balances to be repaid and report the latest status of the loans granted to the finance department of the Company on a monthly basis to ensure that the outstanding loan balances will not exceed the annual caps;

(III)	the finance department of the Company will report to the senior management on a monthly basis and the Directors (including the independent non-executive Directors) on a half-yearly basis in relation to the transaction status;

(IV)	the finance department of the Company will, before the signing of each individual loan agreement under the Loan Facility Framework Agreement: (a) check the benchmark lending interest rate published by PBOC; and (b) compare the interest rate of the individual loan with at least two major commercial banks or financial institutions to confirm the interest rate charged by the Lender is in line with the market rates and the individual loan agreements are entered into on normal commercial terms;

(V)	the Company’s external auditor will conduct an annual review of the transactions entered into under the Loan Facility Framework Agreement to ensure that the transactions amount is within the annual caps and the transactions is in accordance with the terms set out in the Loan Facility Framework Agreement; and

(VI)	the Company’s independent non-executive Directors will conduct an annual review of the status of the transactions contemplated under the Loan Facility Framework Agreement to ensure that the Company has complied with its internal approval process and the relevant requirements under the Listing Rules.

V.	INFORMATION ON THE PARTIES

Information of the Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability. The Company’s ADSs, each of which represents 15 Shares, were listed on Nasdaq under the symbol of “KC” on May 8, 2020. The Company’s Shares were listed on the Main Board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022.

The Company is a leading independent cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing our resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

Information of Kingsoft Corporation

Kingsoft Corporation is a company continued in the Cayman Islands with limited liability, whose shares are listed on the Stock Exchange (Stock Code: 3888). Kingsoft Corporation is principally engaged in the design, research and development, and sales and marketing of the office software products and services of WPS Office; and research and development of games, and the provision of PC games and mobile games services.

VI.	SHAREHOLDERS’ APPROVAL AND OTHER GENERAL MATTERS

The Company expects to procure the Independent Shareholders to consider and approve the terms of the Secured Loan Facility (to be effected through the Fixed Asset Charge Arrangements) under the Loan Facility Framework Agreement, and the relevant annual caps at an extraordinary general meeting (the “EGM”) to be convened as soon as practicable by February 2024 to enable the Company to then become eligible to make drawdown under the Secured Loan Facility (the “Matters Seeking Independent Shareholders’ Approval”).

Commercially, the Company does not envisage any imminent capital commitments requiring it, before March 2024, to surpass the amount available for drawdown under the Unsecured Loan Facility and expects that all relevant conditions can be satisfied (thus the transaction contemplated thereunder will constitute a fully-exempt continuing connected transaction).

To the best knowledge and belief of the Directors having made all reasonable enquiries, save and except for Kingsoft Corporation and its associates (if any of them will hold Share(s) in the Company on or before the record date to be set for the EGM), no other Shareholders has a material interest in the transactions contemplated under the Loan Facility Framework Agreement, such that he or she or it shall abstain from voting at the EGM on the resolutions to consider and approve the Matters Seeking Independent Shareholders’ Approval.

The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders as to (I) whether the Matters Seeking Independent Shareholders’ Approval, are (i) fair and reasonable, (ii) on normal commercial terms or better and in the ordinary course of the Group’s business, and (iii) in the interests of the Company and the Shareholders as a whole; and (II) the voting action that should be taken by the Independent Shareholders.

Gram Capital will also be appointed by the Company to advise the Independent Board Committee and the Independent Shareholder in respect of the Matters Seeking Independent Shareholders’ Approval as well.

The circular for the EGM, containing (i) further information on the Matters Seeking Independent Shareholders’ Approval, (ii) a letter from the Independent Board Committee to the Independent Shareholders and (iii) a letter from Gram Capital to the Independent Board Committee and the Independent Shareholders, is expected to be dispatched to the Shareholder by January 2024, since additional time is required for the Company to prepare and finalize certain information for inclusion in the circular.

VII.	DEFINITION

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	the board of the Directors;

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADS(s)of which were listed on the Nasdaq Global Market in May 2020 and the ordinary Shares of which were listed on the Mainboard of the Stock Exchange in Decembe r2022;

“Director(s)”	the director(s)of the Company;

“Group”	our Company, its subsidiaries and the consolidated affiliated entities from time to time;

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board Committee”	a board committee of the Company, comprising all the independent non-executive Directors;

“Independent Financial Adviser” or “Gram Capital”	Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Asset Charge Provisions under the Loan Facility Framework Agreement, the Secured Loan Facility, and relevant annual caps;

“Independent Shareholders”	the Shareholders who are not required to abstain from voting on the resolutions to approve the Asset Charge Provisions under the Loan Facility Framework Agreement, the Secured Loan Facility and relevant proposed annual caps at the EGM;

“Kingsoft Corporation”	Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November15, 2005, with its shares listed on the Stock Exchange;

“Kingsoft Corporation Group”	Kingsoft Corporation and its subsidiaries;

“Listing Rules”	the RulesGoverning the Listing of Securities on the Stock Exchange (as amended from time to time);

“Loan Facility”	a loan facility in the principal amount of not exceeding RMB1.5 billion under the Loan Facility Framework Agreement, comprising the Unsecured Loan Facility (if relevant conditions are fulfilled) and the Secured Loan Facility;

“Loan Facility Framework Agreement”	the loan facility framework agreement dated December4, 2023 entered into between Kingsoft Corporation and the Company in relation to the provision of the Loan Facility;

“PRC” or “China”	the People’s Republic of China which, for the purpose of this announcement only, excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC;

“Secured Loan Facility”	a secured loan facility in the principal amount of not exceeding RMB1.5 billion under the Loan Facility Framework Agreement;

“Shareholder(s)”	the shareholder(s)of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules;

“Unsecured Loan Facility”	upon satisfaction of all relevant conditions, an unsecured loan facility in the principal amount of not exceeding RMB500 million under the Loan Facility Framework Agreement;

“working day(s)”	statutory working day(s)in PRC

“%”	per cent.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, December 4, 2023

As at the date of this announcement, the Board comprises Mr. Lei Jun as Chairman and non-executive Director, Mr. Zou Tao as Vice Chairman and executive Director, Mr. He Haijian as executive Director and Dr. Qiu Ruiheng as non-executive Director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive Directors.